

New York Stock Exchange
11 Wall Street
New York, NY 10005

April 16, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the AdvisorShares
Pure Cannabis ETF, a series of ADVISORSHARES TRUST under the Exchange Act of
1934.

Sincerely,